FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington
,
D.C.

20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of
Dec
ember,
 2009

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS,
LONDON
,
ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ S G WILLIAMS By S G WILLIAMS SECRETARY

Date:

6

January
, 20
10

EXHI
BIT INDEX

 -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 6 January , 20 10

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:
    Stock Exchange Announcement dated
10 December
 2009 entitled '
Unilever CFO to step down'
Exhibit 2:

Stock Exchange Announcement dated
16 December
 2009 entitled '
Unilever appoints new CFO'
Exhibit 3:
    Stock Exchange Announcement dated
17 December
2009 entitled '
Holding(s) in Company'
Exhibit 4:

Stock Exchange Announcement dated
17 December
2009 entitled 'Director/PDMR Shareholding'
Exhibit 4:
    Stock Exchange Announcement dated
29 December
2009 entitled 'Director/PDMR Shareholding'

Exhibit 1:
UNILEVER CFO TO STEP DOWN

Jim Lawrence to leave Unilever at end of year
Unilever today announced that its Chief Financial Officer, James A Lawrence, has decided to resign from the boards of Unilever.
Lawrence, 57, who joined the company in September 2007, will step down from the boards of Unilever PLC and Unilever N.V. at the end of the year.
Lawrence
 said:  It's been an excellent time for me and I have made many good friends among my colleagues in the company. I'm delighted that Unilever is in such great shape for our shareholders and, having seen the company through an important period of transition, I'm now looking forward to pursuing new opportunities."
Michael Treschow, Chairman of Unilever, said: "I greatly appreciate Jim's significant contribution, both as Unilever's Chief Financial Officer and as a fellow board member and I wish him every success in the future"
Paul Polman, Chief Executive of Unilever, said:  We'd all like to thank Jim for the valuable experience and perspective he brought to Unilever during an important period in the company's development. We wish him well in his future endeavours."
Jim Lawrence will make himself available in the New Year to facilitate a smooth transition to his successor who will be announced shortly.
-Ends-
10th December, 2009
Notes to Editors:
  Mr Lawrence, 57, holds an MBA from
  Harvard

  Business

  School
   and a BA in Economics from
  Yale

  University
  . He was Chief Financial Officer of General Mills, Inc. from 1998 to 2007 and in 2006 he was additionally appointed Vice Chairman.
  Mr Lawrence previously worked at Northwest Airlines as Executive Vice President and Chief Financial Officer. Prior to that he was President, Pepsi-Cola, Asia Middle East and
  Africa
  .
  Earlier in his career he was with Boston Consulting Group and Bain & Company. In 1983 he co-founded LEK Consulting, a business strategy consultancy.
  Mr Lawrence is a non-executive director and chairman of the remuneration committee at British Airways plc.

Exhibit 2:
UNILEVER APPOINTS NEW CFO
Jean-Marc Huet to join in New Year

Unilever today announced that Jean-Marc Huet will join the company as Chief Financial Officer.

Huet, 40, currently Chief Financial Officer at Bristol-Myers Squibb, will join the business on 1st January 2010. He will be proposed for election to the boards of
Unilever

NV
 and PLC at the Annual General Meetings in May 2010.

Paul Polman, Unilever Chief Executive said "We are delighted to have attracted a candidate of Jean-Marc's talent and experience. He joins Unilever at an exciting time. His background and expertise will be important in helping us realise the growth ambitions we have for the future."

Michael Treschow, Unilever Chairman said, "I am extremely pleased to welcome Jean-Marc to Unilever. His experience in the corporate and financial world will be a great asset to the business."

Mr Huet said "I'm delighted to be joining Unilever. Paul Polman has set an ambitious vision for the company and I'm looking forward enormously to the challenge."

-Ends-

16th December, 2009

Notes to Editors:
  Under Unilever's governance, Board appointments can only be made by shareholders at a General Meeting.
  Mr Huet has held his current CFO position at Bristol-Myers Squibb since March 2008.
  Previously, he held the CFO role for Royal Numico N.V., and was executive director of Investment Banking Services at Goldman Sachs International.
  Mr Huet holds an MBA from INSEAD, France.

About Unilever

Unilever's mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world's best known and most loved brands including thirteen €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Knorr, Hellmann's, Lipton, Flora, Dove, Lux, Lynx, Persil, Domestos and Marmite.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of €40 billion in 2008. For more information about Unilever and its brands, please visit
www.unilever.com

Exhibit 3:

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES i

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights ar e attached: ii					Unilever PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights						X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii					BlackRock Inc.
4. Full name of shareholder(s) (if different from 3.):iv					N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v					1st December 2009
6. Date on which issuer notified:					4th December 2009
7. Threshold(s) that is/are crossed or reached: vi, vii					Holding has gone above 5%
8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB00B10RZP78	N/A	N/A	N/A	N/A	72,167,799	N/A	5.62%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD				2,402,444		Nominal	Delta
0.19%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
74,570,243			5.81%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (
UK
) Limited - 74,570,243 (5.81%)
On 1 December 2009, the Barclays Global Investors (BGI) business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc. following this acquisition triggered this disclosure requirement

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	Notification using the total voting rights figure of 1,283,459,367
14. Contact name:	Christopher Fletcher Smith
15. Contact telephone number:	020 7822 5252

Exhibit 4:
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
Unilever PLC
was notified on 17 December 2009 that on 16 December 2009
 reinvested dividend equivalents earned on
t
he US
Before-Tax Shar
e Bonus Program were reinvested
as additional shares based on the New York
Stock Exchange closing price of US $31.20.
U
nder the Unilever North America
2002 Omnibus Equity Compensation Plan

(of which the Before-Tax Share Bonus Program forms part), dividend equivalents, are classif ied as beneficial interest only
upon distribution.
Before-Tax Share Bonus Program
The following reinvested dividends were earned for each plan year. Dividends will be distributed in July of the calendar year after retirement or termination. There are no performance conditions associated with receiving these dividends.
Mr A J Ogg
Plan Year 2004:  7 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Plan Year 2005:  5 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Plan Year 2006: 16 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Mr M B Polk
Plan Year 2004: 14 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Plan Year 2005: 35 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
Plan Year 2006: 20 American Depositary Receipts each representing 1 Ordinary 3 1/9 pence share
The above transactions were carried out in
USA
.
This announcement is made following notifications under Disclosure and Transparency rule 3.1.4(R)(1)(a).
Name of contact and telephone number for queries:

JULIAN THURSTON - +44(0)207 8226707
Name of authorised official of issuer responsible for making notification:

CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY
17 December 2009

Exhibit 5:
Annex DTR3
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR A J OGG	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MR A J OGG	8.
State the nature of the transaction
  EXERCISE OF OPTIONS GRANTED ON 25 MARCH 2003 UNDER THE Unilever North
  America
   2002 Omnibus Equity Compensation Plan AND SUBSEQUENT
  SALE
   OF SHARES
  EXERCISE OF OPTIONS GRANTED ON 25 MARCH 2003 UNDER THE Unilever North
  America
   2002 Omnibus Equity Compensation Plan AND SUBSEQUENT
  SALE
   OF SHARES
  EXERCISE OF OPTIONS GRANTED ON 24 MARCH 2004 UNDER THE Unilever North
  America
   2002 Omnibus Equity Compensation Plan AND SUBSEQUENT
  SALE
   OF SHARES
  SALE
   OF SHARES

9.	Number of shares, debentures or financial instruments relating to shares acquired 7,400 37,690 22,545	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.005%
11.	Number of shares, debentures or financial instruments relating to shares disposed 7,400 37,690 22,545 1,900	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) 0.005%
13.	Price per share or value of transaction Exercise price: US$ 20.31 US$ 20.31 US$ 21.42 Sale price: US$ 31.7784 US$ 31.7718 US$ 31.7753 US$ 31.709	14.	Date and place of transaction 23 DECEMBER 2009
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 21,762 0.002%	16.	Date issuer informed of transaction 24 DECEMBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A		18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A		20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A		22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries HOLLY SCOTT +44(0)207 8225927
Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 29 DECEMBER 2009

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Safe

Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.